SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                                 FORM 11-K

                               ANNUAL REPORT

                     PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993


             SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN


                      SANTA FE ENERGY RESOURCES, INC.
                           1616 SOUTH VOSS ROAD
                           HOUSTON, TEXAS 77057

             SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
                                                                  PAGE
INDEX OF FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements:

Report of Independent Accountants                                   4

Statement of Financial Condition, With Fund Information
 at December 31, 1993                                               5

Statement of Financial Condition, With Fund Information
 at December 31, 1992                                               6

Statement of Income and Changes in Plan Equity, With Fund
 Information For the Year Ended December 31, 1993                   7

Statement of Income and Changes in Plan Equity, With Fund
 Information For the Year Ended December 31, 1992                   8

Notes to Financial Statements                                    9-14

Schedule of Assets Held For Investment at December 31, 1993     16-17

Schedule of Reportable Transactions For the Year Ended
 December 31, 1993                                                 18


All other schedules have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(b)   Exhibits:
      Consent of Independent Accountants                           20

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                SANTA FE ENERGY RESOURCES
                                                SAVINGS INVESTMENT PLAN

                                      By:  _________________________________
                                           Mark A. Older
                                           Member - Employee Benefits Committee

Date:  June 29, 1994

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Employee Benefits Committee of
Santa Fe Energy Resources Savings Investment Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Santa Fe Energy Resources Savings Investment Plan at December 31, 1993 and 1992, and the results of its operations and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment at December 31, 1993 and schedule of reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of financial condition and the statement of income and changes in plan equity is presented for purposes of additional analysis rather than to present the statement of financial condition and the statement of income and changes in plan equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE
Houston, Texas
June 24, 1994

             SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

          STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION

                             DECEMBER 31, 1993
                                              Fixed         S&P       Company                   Growth
                                             Interest      Index       Stock      Wellington    Equity         Loan
                                               Fund        Fund        Fund          Fund        Fund          Fund        Total
              ASSETS

Cash                                       $   861,564   $   17,429   $        0   $   15,537   $  7,219                 $   901,749
Investments                                          0    3,033,964    5,329,600    1,187,235    653,955                  10,204,754
TCB - Short-term investment                     58,503       30,924        5,197       26,757     20,178                     141,559
Lasalle Income Plus Fund                     3,600,000                                                                     3,600,000
Prudential - Contract                        7,502,540                                                                     7,502,540
Travelers - Contract                         3,940,652                                                                     3,940,652
Loans to participants                                                                                      $ 1,269,955     1,269,955
                                           -----------   ----------   ----------   ----------   --------   -----------   -----------
          Subtotal                          15,963,259    3,082,317    5,334,797    1,229,529    681,352     1,269,955    27,561,209
Receivables:
   Employer contribution                                                 336,404                                             336,404
Accrued interest and dividends                 105,577          141          101           69         74         9,235       115,197
                                           -----------   ----------   ----------   ----------   --------   -----------   -----------
          Net assets available
           for plan benefits               $16,068,836   $3,082,458   $5,671,302   $1,229,598   $681,426   $ 1,279,190   $28,012,810
                                           ===========   ==========   ==========   ==========   ========   ===========   ===========

      The accompanying notes are an integral part of this statement.

             SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

          STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION

                             DECEMBER 31, 1992
                                Fixed     S&P        Company       SFP                             Growth
                              Interest   Index        Stock       Stock     Realty   Wellington    Equity      Loan
                                Fund      Fund        Fund        Fund       Fund       Fund       Fund        Fund       Total
           ASSETS
Cash                      $         1  $   16,903  $    8,049  $   1,989  $ (4,177)  $   --     $   --                  $    22,765
Investments                             2,546,606   3,058,218    788,954   124,328    563,530     577,943                 7,659,579
TCB short-term
 investment                    36,424     119,451       9,554                           7,280      13,538                   186,247
Prudential - Contracts      5,806,404                                                                                     5,806,404
Travelers - Contract        8,357,876                                                                                     8,357,876
Loans to participants                                               --        --                           $ 1,039,720    1,039,720
Receivables:
   Contributions
    receivable -
    employer                     --          --       511,161       --        --         --          --                     511,161
   Other                         (158)       (251)     (1,485)      --        --         --          --                      (1,894)
Accrued interest and
 dividends                     99,417         335      13,992       --        --       14,694       9,692                   138,130
                          -----------  ----------  ----------   --------  --------   --------   ---------  -----------  -----------
      Total assets         14,299,964   2,683,044   3,599,489    790,943   120,151    585,504     601,173    1,039,720   23,719,988
                          -----------  ----------  ----------   --------  --------   --------   ---------  -----------  -----------
         LIABILITIES
Other                                                              2,364    (1,317)                                           1,047
Due (to) from
 other funds                  700,021         467      37,850   (793,307) (118,834)    45,573     128,230                      --
                           ----------  ----------  ----------   --------  --------   --------   ---------  -----------  -----------
      Total liabilities       700,021         467      37,850   (790,943) (120,151)    45,573     128,230                     1,047
                           ----------  ----------  ----------   --------  --------   --------   ---------  -----------  -----------
Net assets                $14,999,985  $2,683,511  $3,637,339   $      0  $      0   $631,077  $  729,403  $ 1,039,720  $23,721,035
                          ===========  ==========  ==========   ========  ========   ========  ==========  ===========  ===========

       The accompanying notes are an integral part of this statement.

             SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

   STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION

                   FOR THE YEAR ENDED DECEMBER 31, 1993
                                             Fixed           S&P        Company                   Growth
                                            Interest        Index        Stock      Wellington    Equity        Loan
                                             Fund           Fund         Fund         Fund         Fund         Fund       Total
Additions to net assets attributed to:-
   Investment income:
      Interest and dividends             $  1,229,943  $    26,259  $    60,571  $    63,342  $   9,887  $   103,368  $  1,493,370
      Net unrealized appreciation
       (depreciation) in value of
       investments                                         188,212       59,636       35,620      (16,892)                 266,576
      Net realized gain (loss) on
       sale of assets                                          642       17,777                                             18,419
Contributions:
   Employer                                                           1,282,039                                          1,282,039
   Employees                                  943,616      350,043      145,810      122,451    169,736                  1,731,656
   Transfers from other plans                  90,287        8,092                    17,975     23,635                    139,989
                                         ------------  -----------  -----------  -----------  ---------  -----------  ------------
        Total additions                     2,263,846      573,248    1,565,833      239,388    186,366      103,368     4,932,049
                                         ------------  -----------  -----------  -----------  ---------  -----------  ------------
Deductions to net assets attributed to:
   Distributions to participants             (503,453)     (55,674)     (76,692)      (1,698)    (2,217)        (540)     (640,274)
   Interfund transfers                       (691,542)    (118,627)     544,822      360,831   (232,126)     136,642             0
                                         ------------  -----------  -----------  -----------  ---------  -----------  ------------
        Total deductions                   (1,194,995)    (174,301)     468,130      359,133   (234,343)     136,102      (640,274)
                                         ------------  -----------  -----------  -----------  ---------  -----------  ------------
Net increase (decrease)                     1,068,851      398,947    2,033,963      598,521    (47,977)     239,470     4,291,775
Net assets available for plan benefits:
   Beginning of period                     14,999,985    2,683,511    3,637,339      631,077    729,403    1,039,720    23,721,035
                                         ------------  -----------  -----------  -----------  ---------  -----------  ------------

   End of period                         $ 16,068,836  $ 3,082,458  $ 5,671,302  $ 1,229,598  $ 681,426  $ 1,279,190  $ 28,012,810
                                         ============  ===========  ===========  ===========  =========  ===========  ============

      The accompanying notes are an integral part of this statement.

             SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

   STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION
                   FOR THE YEAR ENDED DECEMBER 31, 1992
                                              Fixed          S&P        Company         SFP                            Growth
                                            Interest        Index        Stock         Stock     Realty    Wellington  Equity
                                              Fund          Fund         Fund          Fund       Fund       Fund       Fund
Additions to net assets attributed to:-
   Investment income:
      Interest and dividends             $  1,179,431  $    99,968  $    60,222  $     7,999  $      67  $  26,520  $  17,061
      Net unrealized appreciation
       (depreciation) in value of
       investments                               --        111,062      (26,609)     (68,938)   (55,257)     8,340     15,926
      Net realized gain (loss) on
       sale of assets                            --         (2,808)     (11,151)    (141,665)   (48,217)      --        1,812
Contributions:
   Employer                                      --           --      1,424,497         --         --         --         --
   Employees                                1,037,055      350,280      121,194         --         --       58,561     96,807
   Transfers from other plans                  42,228       37,735         --           --         --       16,444       --
   Other                                          (44)         (92)      (1,485)        --         --         --         --
                                         ------------  -----------  -----------  -----------  ---------  ---------  ---------
        Total additions                     2,258,670      596,145    1,566,668     (202,604)  (103,407)   109,865    131,606
                                         ------------  -----------  -----------  -----------  ---------  ---------  ---------
Deductions to net assets attributed to:
   Distributions to participants             (651,343)    (158,192)     (77,479)     (91,889)   (17,224)    (1,475)    (1,448)
   Interfund transfers                        515,090      (73,600)     247,761   (1,760,578)  (251,353)   522,687    599,245
                                         ------------  -----------  -----------  -----------  ---------  ---------  ---------
        Total deductions                     (136,253)    (231,792)     170,282   (1,852,467)  (268,577)   521,212    597,797
                                         ------------  -----------  -----------  -----------  ---------  ---------  ---------
Net increase (decrease)                     2,122,417      364,353    1,736,950   (2,055,071)  (371,984)   631,077    729,403
Net assets available for plan benefits:
   Beginning of period                     12,877,568    2,319,158    1,900,389    2,055,071    371,984       --         --
                                         ------------  -----------  -----------  -----------  ---------  ---------  ---------

   End of period                         $ 14,999,985  $ 2,683,511  $ 3,637,339  $         0  $       0  $ 631,077  $ 729,403
                                         ============  ===========  ===========  ===========  =========  =========  =========
                                               Loan
                                               Fund        Total
Additions to net assets attributed to:-
   Investment income:
      Interest and dividends                           $  1,391,268
      Net unrealized appreciation
       (depreciation) in value of
       investments                                          (15,476)
      Net realized gain (loss) on
       sale of assets                                      (202,029)
Contributions:
   Employer                                               1,424,497
   Employees                                              1,663,897
   Transfers from other plans                                96,407
   Other                                                     (1,621)
                                          -----------  ------------
        Total additions                                   4,356,943
                                          -----------  ------------
Deductions to net assets attributed to:
   Distributions to participants                           (999,050)
   Interfund transfers                    $   200,748          --
                                          -----------  ------------
        Total deductions                      200,748      (999,050)
                                          -----------  ------------
Net increase (decrease)                       200,748     3,357,893
Net assets available for plan benefits:
   Beginning of period                        838,972    20,363,142
                                          -----------  ------------

   End of period                          $ 1,039,720  $ 23,721,035
                                          ===========  ============

        The accompanying notes are an integral part of this statement.

             SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the Santa Fe Energy Resources Savings Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

GENERAL

The Plan, which is a defined contribution plan, was established as the Santa Fe Energy Resources Retirement and Savings Plan, which became operative and was restated and renamed the Santa Fe Energy Resources Savings Investment Plan, effective November 1, 1990, in anticipation of the spin-off of Santa Fe Energy Resources, Inc. (SFER or the Company) from its parent company, Santa Fe Pacific Corporation (SFP). As provided in the Employee Benefits Spinoff Agreement between the Company and SFP, the accounts under the Santa Fe Pacific Retirement and Savings Plan for Salaried Employees (the SFP Plan) of all employees of the Company were spun off and transferred to the Plan on November 1, 1990.

ADMINISTRATION OF THE PLAN

The Plan is administered by the Employee Benefits Committee appointed by the Board of Directors of the Company.

Texas Commerce Bank currently acts as trustee on behalf of the Plan. Hewitt Associates provides recordkeeping services to the Plan. Expenses relating to the administration of the Plan are borne by the Company.

ELIGIBILITY

Substantially all salaried full-time employees of the Company are eligible to participate in the Plan on the first day of the month after their date of hire. Salaried employees who were employed by the Company as of November 1, 1990 were immediately eligible to participate in the Plan on that date.

Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating investment allocations for such deductions.
                                    -9-
CONTRIBUTIONS

Participants may elect to contribute from 1% to 12% of their annual base pay. Tax-deferred contributions to the Plan by individual employees were limited to $8,994 and $8,728 in 1993 and 1992, respectively. This limitation is adjusted annually to reflect cost-of-living adjustments. There is also an annual legal limit on the total amount of money that may be contributed to the Plan of 25% of total annual compensation or $30,000 per participant. The Plan is also subject to the "top-heavy" rules of the Internal Revenue Code and regulations promulgated thereunder. These rules basically state that for any Plan year in which the Plan is "top heavy", there are certain additional restrictions which apply with respect to the contributions which are permitted on behalf of key employees. There were no restrictions due to "top-heavy" provisions during 1993 or 1992.

The Company contributes (the Employer Matching Contribution) on behalf of each participant an amount equal to 100% of such participant's tax-deferred contributions up to 4% of their annual base pay. Effective January 1, 1994, the annual base pay utilized for employer matching contributions is limited to $150,000.

In addition to the Employer Matching Contribution described above, at the end of each fiscal year, the Company may elect to make an additional matching contribution (Employer Bonus Contribution) if the performance of the Company meets or exceeds certain goals for that year. Under the Employer Bonus Contribution, participants may receive up to another 50 percent (2 percent of annual base pay) of each regular Company contribution. For the years ended December 31, 1993 and 1992, the Company made Employer Bonus Contributions of $295,170 and $470,328, respectively. The Employer Bonus Contribution amounts for 1993 and 1992 are accrued as a receivable from employer in the Statement of Financial Condition at December 31, 1993 and 1992, respectively.

Effective January 1, 1992, the entire Employer Matching Contribution is invested in the Company Stock Fund. All Employer Bonus Contributions are also invested entirely in the Company Stock Fund.

A participant who receives a qualifying distribution from a former employer's retirement or savings plan may contribute the distribution to the Plan. Such contribution must be a "rollover" contribution in accordance with Section 402 of the Internal Revenue Code or be made by a direct trust-to-trust transfer.

PARTICIPANT ACCOUNTS

Each participant account is credited with the participant's contribution, the Company's contributions and a pro rata share of the earnings of each fund in which the participant has invested.

VESTING

Participants shall be 100% vested at all times with respect to their contributions and rollover accounts. Participants' employer contributions accounts vest at a rate of 20% per year for each full year of service and become 100% vested after five full years of service as well as in the case of death, total disability, attainment of normal retirement age or certain other circumstances.

                                   -10-
Participants who were eligible to participate in the Plan as of November 1, 1990 have a full vested interest in all contributions and the earnings thereon.

INVESTMENTS

All contributions made by participants and the Company are paid to the trustee, which invests the contributions in one or more of the following funds. Participants may direct their contributions, and Employer Matching and Bonus Contributions are made into the Company Stock Fund.

o FUND 1 - the "Fixed Interest Fund" is a fund invested on a fixed income basis, which is primarily comprised of investment contracts issued by insurance companies and a bank company collective trust fund that invests primarily in money market types of investments. Such investments generally provide for a guarantee of the principal amount of the fund and a guaranteed fixed interest rate, which rate may be subject to modification from time to time.

o FUND 2 - the "Pooled Equity Fund" or "S&P Index Fund" is a fund invested in an undivided interest in the Wells Fargo Equity Index Fund managed by Wells Fargo Institutional Trust Company. This bank collective trust fund consists of investments that attempt to mirror the performance of the Standard & Poor's Composite Stock Index (S&P
     500).

o FUND 3 - the "Company Stock Fund" is a fund invested in the common stock of the Company. Dividends and other distributions or amounts received in respect of company stock held in Fund 3 shall be reinvested in such stock, and each such participant's account shall be credited with a proportionate number of such "new" shares.

o FUND 4 - the "Wellington Fund" or "Balanced Fund" is a fund derived from contributions which shall be invested by the trustee in a diversified and balanced mix of bonds and common stocks, with this fund's objective being the preservation of principal, achievement of reasonable income and capital appreciation without significant risk. This fund is managed by the Vanguard Group of Investment Companies.

o FUND 5 - the "Vanguard World Fund - United States (U.S.) Growth Portfolio" or "Growth Equity Fund" is a fund derived from contributions which are invested by the trustee primarily in common stocks with this fund's objective being long-term capital appreciation. The fund is managed by the Vanguard Group of Investment Companies.

The Santa Fe Pacific Stock Fund and Catellus Stock Fund were eliminated on December 31, 1992. Proceeds from the liquidations of these funds at December 31, 1992, if any, were reinvested in Fund 1.

Notwithstanding the foregoing, the trustee may invest such portion of a fund in cash or short-term cash equivalents for liquidity purposes under the Plan.
                                   -11-
LOANS

Loans may be made pursuant to the Plan. In connection with such loans, the provisions of the Plan (1) provide for the securing of such loans by, among other things, the value of the participant's vested account balance, (2) provide a reasonable rate of interest, (3) set forth the maximum loan term,
(4) establish any minimum and maximum loan amounts and (5) provide a fixed repayment schedule. Only one loan per employee may be outstanding at one time and no subsequent loans will be permitted until one month after the prior loan has been paid in full.

During 1993, $709,807 of new loans were issued to participants and $430,817 of principal payments were received from participants. The interest rate charged on loans from the Plan at December 31, 1993 ranged from 6.5% to 9.5% depending upon the length and terms of the loan.

WITHDRAWALS, TRANSFERS AND FORFEITURES

In the event of a participant's death, 100% of the amounts in the participant's accounts will be paid to the participant or designated beneficiaries. In the event of termination of a participant's employment, the participant will receive a distribution of the vested value of their account as of the valuation date on or following their termination of employment or normal retirement date. The Plan also provides for hardship withdrawals under certain circumstances such as certain medical expenses, purchase of a principal residence or tuition for postsecondary education. Distributions may be made in a lump-sum payment or monthly instalments for a specified period or, in the case of accounts invested in Fund 3, can be paid all in stock or part in stock and part in cash.

Participants may elect to transfer all or a portion of the value of their accounts from one fund to another.

Forfeitures of unvested employer contributions are applied against future employer contributions.

AMENDMENT AND TERMINATION

The Board of Directors of the Company may, at any time, amend, discontinue contributions or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Financial statements of the Plan are prepared on the accrual basis of accounting and, accordingly, include all adjustments necessary to present fairly the financial position of the Plan.

Investments in the Fixed Income Fund are valued at contract or fair market value. Valuation of investments in common stock and shares in registered investment company funds are based upon published quotations for the last business day of the Plan year. The valuation of the investment in

                                   -12-
the S&P Index Fund is based upon its closing sales price reported for the last business day of the year. Loans are valued at cost which approximates fair market value. Net unrealized appreciation on investments for the Plan year is reflected in the Statement of Income and Changes in Plan Equity in accordance with the policy of stating assets at current fair value.

Investment income for dividends and interest is recorded on the accrual basis, with dividends accrued on the ex-dividend date.

NOTE 3 - TAX STATUS OF THE PLAN:

The plan administrator has received a favorable determination letter from the Internal Revenue Service regarding the tax-qualified status of the Plan. However, the plan has been amended since receiving the determination letter. Management believes the Plan is designed and operating under
Section 401(a) and therefore the trust is exempt from taxation under
Section 501(a) of the Internal Revenue Code.

NOTE 4 - NET REALIZED GAIN OR LOSS ON INVESTMENTS:

The net realized gain (loss) on the SFER, SFP and Realty Stock Funds represents sales of common stock, the proceeds of which have been distributed to participants or transferred to other funds. The realized gains (losses) represent the differences between the sales price and the market value of the investments at the beginning of the year, or average cost of the investment for sales of investments purchased during the current year.

Common stock transferred from the SFP Plan was revalued to market price at the time of the transfer in determining the cost basis of the common stock for financial reporting purposes at December 31, 1990. Under certain circumstances, the cost basis of the common stock for tax purposes may differ from the cost basis for financial reporting purposes.

Net realized gains (losses) for the year ended December 31, 1993 were as follows:

                                                       ERISA
                                                      realized
                        Proceeds          Cost       gain (loss)

S&P Index Fund          $   8,404      $   7,762      $    642
Company Stock Fund        121,449        103,672        17,777
Wellington Fund              --             --            --
Growth Equity Fund           --             --            --
                        ---------      ---------      --------

                        $ 129,853      $ 111,434      $ 18,419
                        =========      =========      ========

                                   -13-
Net realized gains (losses) for the year ended December 31, 1992 were as follows:

                                                           ERISA
                                                          realized
                         Proceeds           Cost         gain (loss)

S&P Index Fund          $  159,971      $   162,779      $  (2,808)
Company Stock Fund         174,555          185,706        (11,151)
SFP Stock Fund             999,644        1,141,309       (141,665)
Realty Fund                138,993          187,210        (48,217)
Wellington Fund               --               --             --
Growth Equity Fund          50,000           48,188          1,812
                        ----------      -----------      ---------

                        $1,523,163      $ 1,725,192      $(202,029)
                        ==========      ===========      =========

NOTE 5 - NET ASSET VALUE PER UNIT:

The net asset value per unit for the S&P Index Fund at December 31, 1993 and 1992 was as follows:

                                   Number of      Market      Net asset
                                    units         value     value per unit

Wells Fargo Equity Index
 Fund (Employer Identification
 Number 94-6052285):

   December 31, 1993                29,466      $3,033,964      $102.96
                                    ======      ==========      =======

   December 31, 1992                27,231      $2,546,606      $ 93.52
                                    ======      ==========      =======

NOTE 6 - PLAN WITHDRAWALS:

Amounts allocated to the accounts of participants electing to withdraw from the plan at December 31, 1993 and 1992 totaled $209,855 and $4,400, respectively.

NOTE 7 - PLAN AMENDMENT:

In 1993, the plan was amended to allow the administrator to establish and modify rules on the making of loans. As a result of the amendment, a separate loan fund was established to reflect the fund cash flows into and out of the plan.

                          ADDITIONAL INFORMATION

                                                                      SCHEDULE 1
                                                                     Page 1 of 2
             SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                  SCHEDULE OF ASSETS HELD FOR INVESTMENT

                             DECEMBER 31, 1993
                                    Fixed Income Fund                  S&P Index Fund
                                ---------------------------   ----------------------------------
                                               Contract        Number of
                                    Cost         value           units      Cost       Market
Participant loans
Investment in common
 stock of:
   Santa Fe Energy
    Resources, Inc.
Vanguard Wellington
 Fund, Inc.
Vanguard World Fund
 and Growth Portfolio
Other investments:
   Texas Commerce Bancshares
    Houston, N.A.
     Short-Term Investments -
     Prime Portfolio               $    58,503  $    58,503      30,924   $   30,924      30,924
   Wells Fargo Equity
    Index Fund                                                   29,466    2,734,690   3,033,964
Investment Contracts:
   Prudential (GA 6607),
    6.5% - 8.0%                      7,502,540    7,502,540
   Travelers (Contract #'s
    16314 and 16315, 6.25%
    to 6.45%                         3,940,652    3,940,652
   Lasalle National Bank -
    Income Plus Fund                 3,600,000    3,600,000
                                   -----------  -----------      ------   ----------  ----------
                                   $15,101,695  $15,101,695      60,390   $2,765,614  $3,064,888
                                   ===========  ===========      ======   ==========  ==========
                                               Company Stock Fund                             Wellington Fund
                                     --------------------------------------          --------------------------------------
                                     Number of                                       Number of
                                       shares          Cost          Market           shares          Cost           Market
Participant loans
Investment in common
 stock of:
   Santa Fe Energy
    Resources, Inc.                   576,173      $ 5,849,748      $5,329,600
Vanguard Wellington
 Fund, Inc.                                                                            58,198     $ 1,144,014      $1,187,235
Vanguard World Fund
 and Growth Portfolio
Other investments:
   Texas Commerce Bancshares
    Houston, N.A.
     Short-Term Investments -
     Prime Portfolio                    5,197           5,197           5,197          26,757          26,757          26,757
   Wells Fargo Equity
    Index Fund
Investment Contracts:
   Prudential (GA 6607),
    6.5% - 8.0%
   Travelers (Contract #'s
    16314 and 16315, 6.25%
    to 6.45%
   Lasalle National Bank -
    Income Plus Fund                  _______      __________      __________          ______      __________      __________
                                      581,370      $5,854,945      $5,334,797          84,955      $1,170,771      $1,213,992
                                      =======      ==========      ==========          ======      ==========      ==========

                                                      -16-
                                                    Growth Equity Fund                             Loan Fund
                                            -------------------------------             -------------------------------
                                            Number of
                                              shares        Cost       Market               Cost            Market
Participant loans                                                                         $1,269,955       $1,269,955
Investment in common
 stock of:
   Santa Fe Energy
    Resources, Inc.
Vanguard Wellington
 Fund, Inc.
Vanguard World Fund
 and Growth Portfolio                        43,801      $642,513      $653,955
Other investments:
   Texas Commerce Bancshares
    Houston, N.A.
     Short-Term Investments -
     Prime Portfolio                         20,178        20,178        20,178
   Wells Fargo Equity
    Index Fund
Investment Contracts:
   Prudential (GA 6607),
    6.5% - 8.0%
   Travelers (Contract #'s
    16314 and 16315, 6.25%
    to 6.45%
   Lasalle National Bank -
    Income Plus Fund
                                             ------      --------      --------           ----------       ----------
                                             63,979      $662,691      $674,133           $1,269,955       $1,269,955
                                             ======      ========      ========           ==========       ==========

                                       -17-
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
                                                                      SCHEDULE 2

             SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                    SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1993


                                                        Employer
                                                      contributions                 Purchases
                                     Number       -----------------------     ----------------------
                                       of
                                  transactions      Units        Value          Units       Value
Prudential (GA 6607)                     20                                               $2,302,280
                                         17
Santa Fe Energy Resources,
 Inc. Common Stock                                 146,040     $1,456,703        89,120      872,024

Lasalle National Bank -
 Income Plus Fund                                                                          3,600,000

Short-Term Investment Co. -
 Prime Series                           243                                                4,064,757
                                        155

Travelers GIC                            17

                                                                   Sales
                                       -------------------------------------------------------
                                                                                    Realized
                                        Units        Proceeds          Cost        gain (loss)
Prudential (GA 6607)
                                                   $  634,729       $ 634,729         --
Santa Fe Energy Resources,
 Inc. Common Stock                     12,020         121,449         103,672      $17,777

Lasalle National Bank -
 Income Plus Fund

Short-Term Investment Co. -
 Prime Series
                                                     4,019,874       4,019,874         --

Travelers GIC                                        5,140,447       5,140,447         --

                             INDEX TO EXHIBITS


Exhibit No.                                                                 Page

1.   Consent of Independent Accountants                                      20


                                   -19-